Exhibit 99.1

Höegh LNG Partners LP Announces Completion of the Refinancing of the Commercial Tranche of the PGN FSRU Lampung Debt Facility and the Refinancing of the Neptune Debt Facility

HAMILTON, Bermuda, December 24, 2021 /PRNewswire/ -- Höegh LNG Partners LP (the "Partnership") (NYSE: HMLP) today announced that it has completed a refinancing of the commercial tranche of its PGN FSRU Lampung debt facility (the “Refinanced Lampung Facility”) and the refinancing of the Neptune debt facility (the “New Neptune Facility”).

The Refinanced Lampung Facility

On December 24, 2021, the Partnership closed a refinancing of the commercial tranche’s outstanding amount of $15.5 million in full. The refinanced PGN FSRU Lampung debt facility’s commercial tranche will amortize with equal quarterly installments to zero by June 2026, subject to the cash sweep mechanism described below.

The Refinanced Lampung Facility includes certain restrictions on the use of cash generated by PGN FSRU Lampung as well as a cash sweep mechanism. Until the pending arbitration with the charterer of PGN FSRU Lampung has been terminated, cancelled or favorably resolved, no shareholder loans may be serviced and no dividends may be paid to the Partnership by the subsidiary borrowing under the Lampung Facility, PT Hoegh LNG Lampung. Furthermore, each quarter, 50% of the PGN FSRU Lampung’s generated cash flow after debt service must be applied to pre-pay outstanding loan amounts under the Refinanced Lampung Facility, applied pro rata across the commercial and export credit tranches. The remaining 50% will be retained by PT Hoegh LNG Lampung and pledged in favor of the lenders until the pending arbitration with the charterer of PGN FSRU Lampung has been terminated, cancelled or favorably resolved. As a consequence, no cash flow from the PGN FSRU Lampung will be available for the Partnership until the pending arbitration has been terminated, cancelled or favorably resolved. This limitation does not prohibit the Partnership from paying distributions to preferred and common unitholders.

The refinanced commercial tranche bears interest at a rate equal to three months LIBOR plus a margin of 3.75%, whereas the export credit tranche continues to bear interest at a rate equal to three months LIBOR plus a margin of 2.30%. Borrowings under the export credit tranche continue to be hedged with interest rate swaps, while the refinanced commercial tranche is unhedged. The interest rate swaps are not reflected in above-mentioned interest rate for the export credit tranche.

The Partnership has provided a guarantee in favor of the interest rate swap providers and the lenders of the commercial tranche and the export credit tranche.

The New Neptune Facility

The Neptune is owned by SRV Joint Gas Ltd, a joint venture owned 50% by the Partnership. The New Neptune Facility, which closed on November 30, 2021, has an initial loan amount of $154 million, which is scheduled to be fully amortized with quarterly debt service over a period of 8 years based on an annuity repayment profile. The New Neptune Facility replaces the balloon amount of $169 million that was repaid under the previous debt facility secured by the Neptune. The difference in the loan amount was mainly financed by cash held by SRV Joint Gas Ltd and subordinated shareholder loans from the shareholders, including a new subordinated shareholder loan of $3 million from the Partnership.

The New Neptune Facility bears interest at a rate equal to three months LIBOR plus a margin of 1.75%. The interest rate swaps entered into under the previous Neptune debt facility have a remaining tenor of 8 years and have been novated from the previous group of swap providers to the new lenders and restructured to match the New Neptune Facility’s loan amount and amortization plan. The interest rate swaps are not reflected in above-mentioned interest rate for the New Neptune Facility.

The Partnership and the other SRV Joint Gas Ltd shareholders have provided guarantees for the New Neptune Facility in favor of the lenders and swap providers. The guarantees are capped at a total amount of $15 million in aggregate, of which the Partnership is liable for up to $7.5 million. The Partnership and the other shareholders have also pledged their shares in SRV Joint Gas Ltd as security for the facility.

The covenants and restrictions contained in the previous Neptune facility are largely continued in the New Neptune Facility, including but not limited to a covenant to retain restricted cash for debt service for the next 6 months. Furthermore, in order for SRV Joint Gas Ltd to pay dividends or repay the subordinated shareholder loans, a 1.20 historical and projected debt service coverage ratio must be met, no event of default must then be continuing, and debt service reserve and retention accounts must remain fully funded.

Update on the Refinancing of the Cape Ann Debt Facility

The Cape Ann is owned by SRV Joint Gas Two Ltd, a joint venture owned 50% by the Partnership. The existing Cape Ann debt facility matures on June 1, 2022 and the documentation for the refinancing of this facility is ongoing. On December 15, 2021, the new loan agreement was signed for this refinancing. Subject to customary closing conditions the closing and the drawdown under the new facility are expected to occur on or about the maturity date of the existing facility in 2022.

The terms and conditions for the new Cape Ann facility are largely identical to the New Neptune Facility.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, including, without limitation, the availability of cash flows from the PGN FSRU Lampung and the Neptune, the refinancing of the Cape Ann facility, and the resolution of the dispute with the charterer of the PGN FSRU Lampung. Such forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that are difficult to predict and many of which are beyond management's control. Factors that can affect future results are discussed in the Partnership's Annual Report on Form 20-F for the year ended December 31, 2020 filed by the Partnership with the U.S. Securities and Exchange Commission ("SEC") and the other reports the Partnership files with the SEC. The Partnership undertakes no obligation to update or revise any forward-looking statement to reflect new information or events.

Contact:

The IGB Group, Bryan Degnan, +1 (646) 673-9701 / Leon Berman, +1 (212) 477-8438